February 2, 2023

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[*]” IN THE LETTER FILED VIA EDGAR.

VIA EDGAR AND ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Chen Chen, Staff Accountant
Kathleen Collins, Accounting Branch Chief

Re:	Upwork Inc. Form 10-K for the Year Ended December 31, 2021 Filed February 15, 2022 File No. 001-38678

Ladies and Gentlemen:

We are submitting this letter on behalf of Upwork Inc. (the “Company”) in response to the following comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on January 17, 2023 that relate to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-38678), filed with the Commission on February 15, 2022 (the “Form 10-K”) and the Company’s response letters dated November 8, 2022 and December 23, 2022 (the “Prior Response Letters”) to the Commission’s prior comments. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

Confidential Treatment Request

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our response below reflecting information that we have provided supplementally. We request that these portions, as indicated by “[*]”, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.

Form 10-K for the Year Ended December 31, 2021

General

1.

We note your response to prior comment 2. Please provide us, on an unconsolidated basis, the percentage of Upwork Inc’s assets that constitute “investment securities” as such term is used in Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “1940 Act”). When performing this calculation, only include those assets that are recognized by U.S. generally accepted accounting principles.

Per the Staff’s request, set forth below is the calculation, on an unconsolidated basis, of the percentage of Upwork Inc.’s assets, as recognized by U.S. generally accepted accounting principles (“U.S. GAAP”), that constitute “investment securities” as such term is used in Section 3(a)(1)(C) of the 1940 Act. Such calculations are on an unaudited basis. As set forth in the Company’s Prior Response Letters, none of the Company’s subsidiaries are investment companies as defined in Section 3(a)(1)(A), (B) or (C) of the 1940 Act.

Calculation of Numerator	As of September 30, 2022 (unaudited)
Total Investment Securities Held by Upwork Inc.	$247.9M
Numerator	$247.9M

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

Calculation of Denominator	As of September 30, 2022 (unaudited)
Assets of Upwork Inc. calculated in accordance with U.S. GAAP on an unconsolidated basis	$	[*]
Less Cash Items and Government Securities Held by Upwork Inc.		$418.6M
Denominator	$	[*]
Percentage (Numerator divided by Denominator)		[*]	%

Although the Company continues to believe that there is not a material risk that the Company would be deemed to be an investment company as defined in the 1940 Act on the basis of the responses set forth in the Prior Response Letters, including as a result of its analysis under Section 3(a)(1)(C) of the 1940 Act as provided in prior comment 2, the Company will include a risk factor in future filings in substantially the form set forth below. The Company will reevaluate the inclusion of the risk factor periodically based on the Company’s assets and investment securities at the time of any future filing.

If we are deemed to be an investment company under the Investment Company Act of 1940, our results of operations could be harmed.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), absent an applicable exemption, a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or (ii) it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of these sections of the Investment Company Act, including as a result of both the exemption set forth in Section 3(b)(1) of the Investment Company Act and the safe harbor set forth in Rule 3a-8 of the Investment Company Act. Section 3(b)(1) of the Investment Company Act provides that a company that would otherwise fit within the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act will not be required to register as an “investment company” if “it is primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” We believe that we are and hold ourselves out as being engaged primarily in the operation of an online work marketplace, and our historical

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

development, public representations of policy, the activity of our officers and directors, the nature of our present assets, the sources of our present income, and the public perception of the nature of our business all support the conclusion that we are an operating company and not an investment company. Rule 3a-8 under the Investment Company Act provides a nonexclusive safe harbor from the definition of “investment company” for certain research and development companies. We are currently a research and development company and comply with the safe harbor requirements of Rule 3a-8 under the Investment Company Act. As set forth above, we currently conduct, and intend to continue to conduct, our operations so that neither we, nor any of our subsidiaries, is required to register as an “investment company” under the Investment Company Act. If we were obligated to register as an “investment company,” we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things, limitations on capital structure, restrictions on specified investments, prohibitions on transactions with affiliates, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would increase our operating and compliance costs, could make it impractical for us to continue our business as contemplated, and could have a material adverse effect on our business.

* * * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7613 or Aman Singh at (212) 430-2767.

Sincerely,

/s/ Ran D. Ben-Tzur

Ran D. Ben-Tzur

cc:

Hayden Brown, Chief Executive Officer

Brian Levey, Chief Business Affairs and Legal Officer

Olivier Marie, Chief Accounting Officer

Jacob McQuown, Vice President, Legal & Deputy General Counsel

Upwork Inc.

Aman Singh

Gordon K. Davidson

Fenwick & West LLP

CONFIDENTIAL TREATMENT REQUESTED BY UPWORK INC.

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